Braskem S.A.
Valuation report of the book value
of shareholders' equity, adjusted "Pro forma" by the increase in value of inventory and fixed assets of Braskem S.A., as of October 31, 2003.

Valuation report of the book value
of shareholders' equity, adjusted "Pro forma" by the increase in value of inventory and fixed assets of Braskem S.A., as of October 31, 2003.



PricewaterhouseCoopers Auditores Independentes, a partnership organized in the city of Sao Paulo, at Av. Francisco Matarazzo, 1400, from the 7th through the 11th and from the 13th through the 20th Floors, Torino Tower, and with a branch office in the city of Salvador, at Rua Miguel Calmon No. 555, 9th Floor, also registered with the Regional Accounting Board in the State of Bahia under No. CRC 2SP000160/O-5 "F" BA and in the Legal Entities' Taxpayers Registry of the Ministry of Finance under No. 61 562 112/0004-73, with its bylaws filed at the 4th Notary Public's Office of Deeds and Documents of Sao Paulo, SP, on September 17, 1956, and subsequent amendments filed with the 2nd Notary Public's Office of Deeds and Documents of Sao Paulo, SP, the latest thereof recorded on microfilm under No. 74,130, on August 15, 2003, represented by its undersigned partner, Mr. Marco Aurelio de Castro e Melo, Brazilian, married, accountant, holder of Identity Card RG No. 16 951 877-SSP/SP, enrolled in the CPF under No. 078 020 188-46 and in the Regional Accounting Board in the State of Bahia under No. CRC 1SP153070/O-3 "S" BA, domiciled in the city of Salvador, Rua Miguel Calmon No. 555, 9th Floor, appointed as an expert by Braskem S.A., to prepare the appraisal of the book value of its shareholders' equity as of October 31, 2003, adjusted "pro forma" by the increase in the value of inventory based on fair market value and by the appreciation in the value of fixed assets, in accordance with the accounting principles adopted in Brazil, submits below the result of its work with respect to such appraisal, intended to provide the parameters of the exchange ratios of Trikem S.A.'s shares for Braskem S.A.'s shares, as a result of the merger of Trikem S.A. into Braskem S.A.

Braskem S.A.



The appraisal of the above mentioned book value of shareholders' equity was carried out in connection with an audit review of the Balance Sheets of Braskem S.A. and its controlled companies as of October 31, 2003, prepared under the supervision of the companies' management, for the specific purpose of the merger of the controlled company, Trikem S.A., into Braskem S.A.

Our examinations were conducted in accordance with the auditing rules applicable in Brazil, which require that the examinations be made for the purpose of confirming the proper presentation of the financial statements in all material respects. Therefore, our examinations included, among other procedures: (a) the planning of the work, considering the relevance of the account balances, the volume of transactions and the internal control and accounting systems of the companies; (b) the ascertainment, based on testing, of the evidence and records supporting the values and accounting information disclosed; and (c) the evaluation of the most representative accounting practices and estimates adopted by the companies' management.

The amounts added to the book value of the shareholders' equity of Braskem S.A. as of October 31, 2003, for purposes of demonstration and ascertainment of their value, adjusted "pro forma" by the increase in the value of its inventory to fair market value and by the appreciation in the value of fixed assets, were calculated based on the following:

(a) The inventories include adjustments arising from the "pro forma" recognition of the increase in value of these assets, if recorded in accordance with their respective fair market values, as follows:

Braskem S.A.



(i) Finished products: presented at fair market value, calculated based on the average sale price to third parties, derived from the invoices issued by the Company and its controlled companies during the period from November 1 through November 30, 2003, or invoices issued up to 90 days prior to October 31, 2003, net of freight costs, variable marketing expenses and applicable sales taxes. Finished products that were not sold during the period mentioned above were maintained at their average sales price.

(ii) Products in process: presented at fair market value, calculated based on average sales price as of October 31, 2003, plus the average profit margin calculated in respect of the preceding item (i), net of freight costs, variable marketing expenses and applicable sales taxes.

(iii) Raw materials and components for production: presented at fair market value, calculated based on the average purchase cost from third parties for the principal raw materials and components, based on the most recent invoices recorded on the books, of the Company and its controlled companies, for the period from November 1 through November 30, 2003, net of recoverable tax credits. The other raw materials and components for production were maintained at average acquisition cost.

(iv) Sundry materials and other: presented at average acquisition cost, net of the provision for obsolescence recorded at book value.

      In order to confirm the appraisal described above, made by the management of the Company and its controlled companies, and to supplement the audit review of the Balance Sheets of Braskem S.A. and its controlled companies as of October 31, 2003, the following procedures were applied:

      o Comparison, on a test basis, of the invoices issued by the companies for the period from November 1 through November 30, 2003 with the spreadsheet calculating the average sales price to third parties. For the finished products that had no billings during the period mentioned above, a comparison was performed, on a test basis, of the invoices issued up to 90 days prior to October 31, 2003, with the spreadsheet calculating

Braskem S.A.



           the average sales price to third parties. For finished products that had no billings during these periods, therefore being maintained at average cost, a comparison to the accounting records was performed.

      o Comparison, on a test basis, of the most recent purchases included in the books of the Company and its controlled companies, for the period from November 1 through November 30, 2003, to the spreadsheet calculating the average purchasing cost from third parties. For raw materials and components for production for which there was no receipt of purchase or shipment during the period, whose balances were maintained at average cost, a comparison to the accounting records was performed.

      o Tests for ascertaining freight expenditures, variable marketing expenses and taxes applicable to the inventories in process and finished products.

      o Tests for ascertaining the average acquisition costs of sundry materials and other.

(b) The value of Braskem S.A.'s fixed assets reflects adjustments arising from the "pro forma" recognition of the appreciation in value of such assets in the amount of R$4,483,839,674.22, based on valuation reports issued by the independent experts Bretas, Gabaldi & Alonso Engenharia e Construtora Ltda., Mynarski Associados, Advanced Appraisal Consultoria e Planejamento and Unisis Administracao Patrimonial Ltda.

Braskem S.A.



      The value of the operational controlled companies' fixed assets was adjusted as well by the "pro forma" recognition of the appreciation in the value of such assets, based on valuation reports issued by independent experts.

      These valuation reports are subject to approval at the same Shareholders' Meeting that will approve this report, in accordance with the applicable terms of the Brazilian corporate laws and respective regulatory rules.

(c) The provision for income taxes applicable to the valuation of inventories at fair market value and the appreciation in the value of the fixed assets of Braskem S.A. and its controlled companies has been offset by fiscal losses incurred by the companies that are no longer accounted for at book value, as provided in CVM Deliberation No. 273.

(d) The jointly controlled companies were not subject to such valuations for "pro forma" adjustment purposes.

      Based on the work performed, we conclude that the book value of the shareholders' equity of Braskem S.A., as of October 31, 2003, adjusted on a "pro forma" basis for the increased valuation of inventories at fair market value that was effected by management, and by the appreciation in the value of fixed assets ascertained exclusively by third parties, in accordance with the "pro forma" Balance Sheet attached hereto, is R$5,733,160,995.68 (five billion, seven hundred and thirty-three million, one hundred and sixty thousand, nine hundred and ninety-five reais and sixty-eight cents).

Braskem S.A.


      Pursuant to the terms of CVM Instruction No. 319, of December 3, 1999, we inform you that:

(i) in accordance with the professional rules established by the Federal Accounting Board - CFC through Resolution No. 821/97, to the best of our knowledge there is no direct or indirect conflict of interest, nor any circumstance representing a conflict of interest with respect to the work described above; and

(ii) to the best of our knowledge, there was no action by the controller or the management of the Company aimed at directing, restricting, hampering or performing any actions that have, or might have jeopardized the access, use or understanding of information, goods, documents or working methodologies relevant to the quality of this report.

      Salvador, December 5, 2003



PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" BA



Marco Aurelio de Castro e Melo
Accountant 1SP153070/O-3 "S" BA

Attachment to the valuation report of the book value of shareholder's equity adjusted "pro forma" for the increased value of inventories and fixed assets, dated December 5, 2003

Braskem S.A.

Summary "pro forma" Balance Sheet of Braskem S.A., as of October 31, 2003
In reais
-------------------------------------------------------------------------------


                                                  "Pro forma"
                                                 adjustments
                                                 arising from      "Pro forma"
Assets                       Corporate Laws      surplus value  adjusted balances
                            -------------------------------------------------------

Current


   Cash and banks             218,407,207.24                        218,407,207.24
   Financial investments       36,783,876.09                         36,783,876.09
   Marketable securities       17,137,569.32                         17,137,569.32
   Accounts receivable -      859,528,539.30                        859,528,539.30
     customers
   Taxes recoverable          315,221,549.56                        315,221,549.56
   Inventories                705,628,348.85     60,168,805.52      765,797,154.37
   Securities receivable       20,298,703.66                         20,298,703.66

   Other accounts receivable  116,662,756.87                        116,662,756.87

   Prepaid expenses            14,720,036.15                         14,720,036.15
                            ----------------     --------------  -----------------

                            2,304,388,587.04      60,168,805.52   2,364,557,392.56
                            ----------------     --------------  -----------------





Long term receivables       1,866,045,894.85   (165,619,746.11)   1,770,426,148.74
                            ----------------   ----------------  -----------------

Permanent assets
   Investments
      Subsidiaries and
    jointly

      controlled companies  4,455,205,313.03      54,676,854.63   4,509,882,167.66
      Associated companies     28,382,770.88                         28,382,770.88


      Other investments        14,171,280.75                         14,171,280.75
   Property, plant and      3,527,407,824.96   4,483,839,674.22   8,011,247,499.18
equipment
   Deferred charges         1,613,251,235.24                      1,613,251,235.24
                            ----------------  -----------------  -----------------

                            9,638,418,424.86   4,538,516,528.85  14,176,934,953.71
                            ----------------  -----------------  -----------------

Total assets               13,808,852,906.75   4,433,065,588.26  18,241,918,495.01
                           =================  =================  =================


 Liabilities and net worth                          "Pro forma"       "Pro forma"
                                                    adjustments     adjusted balances
                                                    arising from
                                Corporate Laws      surplus value
                              ------------------ ------------------ ------------------
Current liabilities            4,797,618,426.91                      4,797,618,426.91
                              ------------------ ------------------ ------------------

Long term liabilities
   Suppliers                      58,967,334.86                         58,967,334.86
   Financing                   1,791,109,772.22                      1,791,109,772.22
   Debentures                  1,440,568,640.55                      1,440,568,640.55
   Related companies           2,173,199,119.25                      2,173,199,119.25
   Taxes and contributions
   payable                       489,067,309.18                        489,067,309.18
   Provision for losses in
   investments                   694,140,780.52                        694,140,780.52

   Income tax                      9,803,494.05     966,628,500.23     976,431,994.28
   Other payable                  87,654,121.56                         87,654,121.56
                              ------------------ ------------------ ------------------

                               6,744,510,572.19     966,628,500.23   7,711,139,072.42
                              ------------------ ------------------ ------------------

   Shareholders' equity

   Capital                     1,887,422,093.94                      1,887,422,093.94
   Capital reserves              746,099,595.32                        746,099,595.32
   Treasury shares              (17,281,612.95)                       (17,281,612.95)
   Retained earnings           (349,516,168.66)   3,466,437,088.03   3,116,920,919.37
  (accumulated deficit)
                              ------------------ ------------------ ------------------

                               2,266,723,907.65   3,466,437,088.03   5,733,160,995.68
                              ------------------ ------------------ ------------------

                              13,808,852,906.75   4,433,065,588.26  18,241,918,495.01
                              ================== ================== ==================

This attachment is an integral, non-severable, part of the valuation report of the book value shareholders' equity, adjusted "pro forma" for the appreciation in the value of inventories and fixed assets of Braskem S.A., issued by PricewaterhouseCoopers, dated December 5, 2003.